                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
         For the fiscal year ended December 31, 1995

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________

Commission File Number:  0-23270

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               BORROR CORPORATION
                            RETIREMENT PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               BORROR CORPORATION
                                5501 FRANTZ ROAD
                                  P.O. BOX 7166
                             DUBLIN, OHIO 43017-0766

                                                        Exhibit Index on Page 17

                              REQUIRED INFORMATION

         The following financial statements and schedules for Borror Corporation Retirement Plan and Trust which are prepared in accordance with the Employee Retirement Income Security Act of 1974 are being filed herewith:

Description                                                            Page No.
- -----------                                                            --------

Index to Financial Statements                                          Page 5

Audited Financial Statements:

Report of Independent Accountants                                      Page 6

Statements of Net Assets Available for Benefits as                     Page 7
of December 31, 1995 and December 31, 1994

Statements of Changes in Net Assets Available for                      Page 8
Benefits for the Years Ended December 31, 1995
and December 31, 1994

Notes to Financial Statements -- December 31, 1995 and 1994            Page 9


Supplemental Schedules:

Item 27a - Schedule of Assets Held for Investment                      Page 15
Purposes as of December 31, 1995

Item 27d - Schedule of Reportable Transactions                         Page 16
for the Year Ended December 31, 1995

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to Borror Corporation Retirement Plan and Trust.

The following exhibit is being filed herewith:

Exhibit No.       Description                                          Page No.
- -----------       -----------                                          --------

       1          Consent of Independent Public Accountants            Page 18

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

                                              BORROR CORPORATION
                                              RETIREMENT PLAN AND TRUST

Date:  June 25, 1995                          By:   */s/ Terry E. George
                                                    ----------------------------
                                                     Terry E. George, Co-Trustee

                  BORROR CORPORATION RETIREMENT PLAN AND TRUST

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

BORROR CORPORATION RETIREMENT PLAN AND TRUST

INDEX

                                                                        PAGES

Report of Independent Accountants                                         6

Financial Statements:

     Statements of Net Assets Available for Benefits                      7

     Statements of Changes in Net Assets Available for Benefits           8

Notes to the Financial Statements                                        9-14

Supplemental Schedules:

     Item 27a--Schedule of Assets Held for Investment Purposes            15

     Item 27d--Schedule of Reportable Transactions                        16

REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of
Borror Corporation Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Borror Corporation Retirement Plan and Trust as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Columbus, Ohio
May 23, 1996

BORROR CORPORATION RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 1995 and 1994

                                                                  1995              1994
Assets:
Investments at fair market value (cost is $2,883,055 and
      $2,921,279 for 1995 and 1994, respectively)              $3,158,718       $2,779,300
Cash, bearing interest at money market rates                      272,046           16,291
Employer contributions receivable                                 291,496          274,494
Employee contributions receivable                                   6,518            6,656
Accrued interest receivable and other                                 525            3,214
                                                               ----------       ----------
        Net assets available for benefits                      $3,729,303       $3,079,955
                                                               ==========       ==========



The accompanying notes are an integral part of the financial statements.

BORROR CORPORATION RETIREMENT PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 1995 and 1994

                                                                              1995               1994

Additions:
   Employee contributions                                                 $   502,994        $   497,215
   Employer contributions                                                     305,826            339,172
   Interest and dividend income                                                 6,883              6,772
   Net appreciation (depreciation) in the fair value of investments           478,541           (177,279)

Deductions:
   Participant benefits                                                      (603,051)          (524,728)
   Administrative expenses                                                    (41,845)
                                                                          -----------        -----------
      Net additions                                                           649,348            141,152

Net assets available for benefits, beginning of year                        3,079,955          2,938,803
                                                                          -----------        -----------

      Net assets available for benefits, end of year                      $ 3,729,303        $ 3,079,955
                                                                          ===========        ===========



The accompanying notes are an integral part of the financial statements.

BORROR CORPORATION RETIREMENT PLAN AND TRUST

NOTES TO THE FINANCIAL STATEMENTS

  1.   DESCRIPTION OF THE PLAN:

       Borror Corporation (formerly The Borror Corporation) (the Employer) established Borror Corporation Retirement Plan and Trust (the Plan) effective July 1, 1985. The Plan is a defined contribution plan intended to comply with Sections 401(a) and (k) of the Internal Revenue Code.

       Effective July 1, 1995, employees are eligible to participate in the Plan upon the latest of: a) the attainment of age 21; b) the completion of six months of service; and c) classification as a regular full-time employee, exclusive of employees for whom retirement benefits have been the subject of good faith collective bargaining.

       Prior to July 1, 1995, employees were eligible to participate in the Plan upon the attainment of age 21 and the completion of six months and 500 hours of service, exclusive of employees for whom retirement benefits have been the subject of good faith collective bargaining. Prior to July 1, 1994, employees were eligible to participate in the Plan upon the attainment of age 21 and the completion of one year of service.

       Effective July 1, 1994, the Plan was amended to establish four investment funds to which participants can direct the investment of their account. Participants' existing account balances at July 1, 1994, and all subsequent contributions to their accounts were invested in the funds at the percentages specified by the participant. The four investment fund options are the Borror Stock Fund, the Balanced Fund, the Growth Fund and the Income Fund. The Balanced Fund, Growth Fund and Income Fund are Huntington Asset Allocation Funds with investments in equity and fixed income investments. Prior to July 1, 1994, all contributions were invested in Monitor Money Market Funds and U.S. government obligations and agencies, as determined by the Trustees of the Plan.

       At December 31, 1995, there were approximately 314 employees eligible to participate in the Plan. Fund-by-fund participation was as follows:
       Balanced Fund, 148 participants; Growth Fund, 142 participants; Income Fund, 109 participants; and Borror Stock Fund, 154 participants.

       At December 31, 1994, there were approximately 325 employees eligible to participate in the Plan. Fund-by-fund participation was as follows:
       Balanced Fund, 175 participants; Growth Fund, 165 participants; Income Fund, 138 participants; and Borror Stock Fund, 185 participants.

       The Employer is required to make annual retirement contributions to the Plan from its current or accumulated profits, if any, equal to 2% of the compensation paid to participants, during the period in which they were making contributions to the Plan, who are employed on the last day of the plan year and have at least 1,000 hours of service during a calendar year. The Employer may make additional annual retirement contributions to the Plan from its current or accumulated profits, if any, in amounts determined by it in its sole discretion. The Employer's retirement contributions to the Plan for each plan year are allocated among those participants employed by the Employer as of the last day of such plan year in the ratio that the compensation of each such participant during the plan year bears to the total compensation received by all such participants during the plan year.

       A participant in the Plan may enter into a salary reduction agreement with the Employer, authorizing the Employer to withhold a percentage of such participant's compensation and to contribute such amount to the Plan on their behalf. If a participant has not authorized the Employer to withhold at the maximum rate and desires to increase the total amount withheld for a plan year, such participant may authorize the Employer to withhold a supplemental amount up to 100% of their compensation for one or more pay periods. In no event may the sum of the amounts withheld under the Salary Reduction Agreement plus the supplemental withholding in any calendar year exceed $9,240. In accordance with Section 401(k) of the Internal Revenue Code, all amounts withheld from a participant's compensation in accordance with this section and contributed to their Salary Reduction Account are not to be included in the gross income of the participant for federal income tax purposes and are deemed for tax purposes to be an employee contribution to the Plan.

       The Employer is required to make matching contributions to the Plan from its current or accumulated profits, if any, equal to 25% of the salary reduction contributions made by participants who are employed on the last day of the plan year provided, however, that such matching contributions shall not exceed 1.5% of such participant's compensation for the plan year, subject to the limitations as published from time to time by the Internal Revenue Service. In no event may the sum of the amounts credited to a participant's Salary Reduction Account, Retirement Account and Matching Contribution Account in any plan year exceed the lesser of 25% of the participant's compensation for the plan year or $30,000.

       Income/Losses on investments are allocated quarterly to the participant's account based on the ratio of the participant's prior quarterly account balance plus one half of the participant's current quarterly contributions less any quarterly distributions/withdrawals to the exact formula applied to the investment in total. This ratio is multiplied by the investment's income/loss for the quarter to determine the participant's allocation.

       A participant's interest in their Salary Reduction Account, Rollover Account, Retirement Account and Matching Contribution Account shall be fully vested and nonforfeitable at all times.

       Benefits under the Plan are generally payable upon the earliest occurrence of a participant's death, disability or retirement at or after attainment of normal retirement age. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account, or in equal monthly, quarterly, semiannual or annual installments over a period not to exceed ten years. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Notwithstanding the foregoing, a participant's Salary Reduction Account may also be distributed in the event of certain financial hardships or the attainment of age 55.

       The Employer reserves the right at any time to amend or terminate this Plan or to suspend contributions thereto, provided that no such amendment, termination or suspension shall have the effect of giving the Employer any right or interest, or of revoking or diminishing the rights and interests of any participant in the funds then held by the Trustee.

  2.   ACCOUNTING POLICIES:

       The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to generally accepted accounting principles.

       A. INVESTMENT VALUATION AND INCOME RECOGNITION: Investments in the Employer's common stock, asset allocation funds, money market funds, and government securities and bonds traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.

          Security transactions are reflected on a trade-date basis.

          Income from investments is recorded as earned, on an accrual basis.

          In the statements of changes in net assets available for plan benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation (depreciation) on those investments.

       B. CONTRIBUTIONS TO THE PLAN: Contributions by the Employer are accrued and credited based upon amounts as described in Note 1 as of the end of each plan year.

       C. PAYMENT OF BENEFITS: Benefits are recorded when paid. Included as a component of net assets available for plan benefits at December 31, 1995 and 1994 is $108,874 and $102,787, respectively, for amounts allocated to accounts of participants who have withdrawn from participation in the earnings and operations of the Plan, but for which disbursement has not yet been made. Such amounts are reported as liabilities on Form 5500 filed with the Department of Labor.

       D. ADMINISTRATIVE EXPENSES: In the prior year, the employer elected to pay substantially all of the administrative expenses of the Plan. As of February 1, 1995, these expenses are being paid by the trustee from the net assets of the Plan. Approximately $41,845 and $13,000 in administrative expenses were incurred for the years ended December 31, 1995 and 1994, respectively.

  3.   INVESTMENTS:

       Investments at December 31, 1995 and 1994 are as follows:

                                                            1995
                                                 ---------------------------
           INVESTMENTS                             COST           FAIR VALUE
- ------------------------------------------       ----------       ----------
Huntington Asset Allocation Fund--Balanced       $1,130,041       $1,340,544
Huntington Asset Allocation Fund--Growth            690,172          841,307
Huntington Asset Allocation Fund--Income            578,972          669,570
Borror Stock Fund                                   367,690          191,117
Huntington Monitor Money Market Fund                116,180          116,180
                                                 ----------       ----------
                                                 $2,883,055       $3,158,718
                                                 ==========       ==========

                                                            1994
                                                 ---------------------------
           INVESTMENTS                             COST           FAIR VALUE
- ------------------------------------------       ----------       ----------
Huntington Asset Allocation Fund--Balanced       $1,190,038       $1,178,460
Huntington Asset Allocation Fund--Growth            657,652          658,164
Huntington Asset Allocation Fund--Income            622,028          614,364
Borror Stock Fund                                   348,774          225,525
Huntington Monitor Money Market Fund                102,787          102,787
                                                 ----------       ----------
                                                 $2,921,279       $2,779,300
                                                 ==========       ==========


  4.   PARTICIPANT-DIRECTED INVESTMENTS:

       In accordance with the salary reduction provisions of the Plan, each participant designates the percentage of employer and participant contributions invested in the following funds:

              - Balanced Fund
              - Growth Fund
              - Income Fund
              - Borror Stock Fund

       As of January 1, 1996, two additional funds will be available to participants: the Fidelity Growth Fund and the Huntington Money Market Fund. The employer contributions receivable at December 31, 1995 was allocated to the investment options based on contributions made during the first quarter of 1996.

       The allocation of net assets at December 31, 1995, and changes in net assets since January 1, 1995, for each fund is as follows:

                                                                                                                HUNTINGTON
                                                                                                 FIDELITY         MONEY
                                  BALANCED      GROWTH FUND         INCOME         BORROR         GROWTH          MARKET
                                    FUND                             FUND        STOCK FUND        FUND            FUND

Net assets available for
     benefits, beginning of
     year                       $ 1,296,338     $   760,184     $   674,058     $   246,588
Employer contributions               64,417          99,860          25,358          41,137     $     9,401     $    65,653
Employee contributions              169,672         215,699          62,732          54,891
Interest & dividend income              180             137              70             415
Net appreciation (deprecia-
     tion) in the fair value
     of investments                 267,056         190,901         116,058         (95,474)
Participant termination
     benefits                      (226,373)       (221,188)       (131,621)        (23,869)
Administrative expenses             (17,862)        (10,563)         (9,122)         (3,844)
Transfers                            17,505          (7,112)          2,085         (12,937)
                                -----------     -----------     -----------     -----------     -----------     -----------

Change in net assets                274,595         267,734          65,560         (39,681)          9,401          65,653
                                -----------     -----------     -----------     -----------     -----------     -----------

     Net assets available
         for benefits, end
         of year                $ 1,570,933     $ 1,027,918     $   739,618     $   206,907     $     9,401     $    65,653
                                ===========     ===========     ===========     ===========     ===========     ===========

                                  MONITOR
                                   MONEY
                                   MARKET
                                    FUND           TOTAL

Net assets available for
     benefits, beginning of
     year                       $   102,787    $ 3,079,955
Employer contributions                             305,826
Employee contributions                             502,994
Interest & dividend income            6,081          6,883
Net appreciation (deprecia-
     tion) in the fair value
     of investments                                478,541
Participant termination
     benefits                                     (603,051)
Administrative expenses                (454)       (41,845)
Transfers                               459
                                -----------    -----------

Change in net assets                  6,086        649,348
                                -----------    -----------

     Net assets available
         for benefits, end
         of year                $   108,873    $ 3,729,303
                                ===========    ===========



       The allocation of net assets at December 31, 1994, and changes in net assets since July 1, 1994, the commencement of participant-directed investments, for each fund is as follows:

                                                                                  BORROR      MONITOR MONEY
                                  BALANCED      GROWTH FUND       INCOME        STOCK FUND     MARKET FUND
                                    FUND                           FUND                                           TOTAL
Transfers from previous
     investment options at
     July 1, 1994               $ 1,095,295     $   555,256    $   582,847     $   183,548     $   254,142     $ 2,671,088
Employer contributions              104,814          95,168         55,074          81,768                         336,824
Employee contributions               97,845         109,603         37,423          59,991                         304,862
Interest income                                                                                      6,772           6,772
Net depreciation in the fair
     value of investments            (1,616)            157         (1,286)        (78,719)                        (81,464)
Participant termination
     benefits                                                                                     (158,127)       (158,127)
                                -----------     -----------    -----------     -----------     -----------     -----------

     Net assets available
         for benefits, end
         of year                $ 1,296,338     $   760,184    $   674,058     $   246,588     $   102,787     $ 3,079,955
                                ===========     ===========    ===========     ===========     ===========     ===========

  5.   INVESTMENTS:

       The following investments at December 31, 1995 and 1994 represent 5% or more of net assets available for benefits:

                                                            1995
                                                 ---------------------------
           INVESTMENTS                              COST          FAIR VALUE
- ------------------------------------------       ----------       ----------
Huntington Asset Allocation Fund--Balanced       $1,130,041       $1,340,544
Huntington Asset Allocation Fund--Growth         $  690,172       $  841,307
Huntington Asset Allocation Fund--Income         $  578,972       $  669,570
Borror Stock Fund                                $  367,690       $  191,117

                                                            1994
                                                 ---------------------------
           INVESTMENTS                              COST          FAIR VALUE
- ------------------------------------------       ----------       ----------
Huntington Asset Allocation Fund--Balanced       $1,190,038       $1,178,460
Huntington Asset Allocation Fund--Growth         $  657,652       $  658,164
Huntington Asset Allocation Fund--Income         $  622,028       $  614,364
Borror Stock Fund                                $  348,774       $  225,525



  6.   TAX STATUS:

       The Plan meets the requirements of Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code, as amended by the Employee Retirement Income Security Act of 1974 (ERISA). The Plan qualifies as and has been granted favorable determination of tax-exempt status under Section 501(a).

  7.   RELATED-PARTY TRANSACTIONS:

       The Plan held, at fair value, $191,117 and $225,525 of Borror Corporation common stock (Employer securities) at December 31, 1995 and 1994, respectively.

BORROR CORPORATION RETIREMENT PLAN AND TRUST

ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

as of December 31, 1995

                                                                   CURRENT
            INVESTMENTS                            COST             VALUE
Huntington Asset Allocation Fund--Balanced      $1,130,041       $1,340,544
Huntington Asset Allocation Fund--Growth           690,172          841,307
Huntington Asset Allocation Fund--Income           578,972          669,570
Borror Stock Fund                                  367,690          191,117
Huntington Monitor Money Market                    116,180          116,180
                                                ----------       ----------
                                                $2,883,055       $3,158,718
                                                ==========       ==========

BORROR CORPORATION RETIREMENT PLAN AND TRUST

ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS

for the year ended December 31, 1995




DESCRIPTION                                                                  TOTAL DOLLAR  TOTAL DOLLAR      NET GAIN
                                                  NUMBER OF      NUMBER OF    VALUE OF       VALUE OF       (LOSS) ON
                                                  PURCHASES        SALES      PURCHASES        SALES          SALES

Huntington National Bank Asset Allocation
     Fund--Income                                     26             25       $118,928       $176,510       $ 17,797

Huntington National Bank Asset Allocation
     Fund--Growth                                     28             32        313,613        307,954         40,278

Huntington National Bank Asset Allocation
     Fund--Balanced                                   27             33        289,272        379,998         44,977

                               BORROR CORPORATION
                            RETIREMENT PLAN AND TRUST
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1995

                                INDEX TO EXHIBITS

  Exhibit No.              Description                                 Page No.
  -----------              -----------                                 --------

      24                   Consent of Independent Public Accountants   Page 18